
December 20, 2024

Cindy Xiaofan Wang
Chief Financial Officer
Trip.com Group Ltd
30 Raffles Place, #29-01
Singapore 048622

> **Re: Trip.com Group Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2023**
> **Filed April 29, 2024**
> **File No. 001-33853**

Dear Cindy Xiaofan Wang:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
General

1. We note the changes you have made to your disclosure appearing at the outset of Item 3, "Key Information" and in your risk factor disclosure relating to the legal and operational risks associated with operating in China and the level of uncertainty in the PRC's legal and regulatory regimes. For example, you have removed references to "substantial" uncertainties with respect to PRC laws and regulations throughout and have revised risk factor disclosure regarding the PRC legal system, including interpretation and enforcement of certain PRC laws and regulations, to mitigate the concept that rules and regulations in China can change quickly with little advance notice. We also note the changes to your risk factor disclosure regarding cash transfer and foreign exchange restrictions by the PRC government. It is unclear to us that there have been changes in the regulatory environment in the PRC since the filing of your annual report on Form 20-F for the fiscal year ended December 31, 2022 (the "2022 Annual Report"), warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or

influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure on these topics convey the same risks. In future filings, please restore your disclosures in these areas to the disclosures as they existed in the 2022 Annual Report, updated only for developments specific to your business or the passage of time.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Haiping Li